Exhibit 99.1

NXT ANNOUNCES COMPLETION OF
US $5.8 MILLION SFD AERIAL SURVEY CONTRACT
FOR PETROLEOS MEXICANOS (“PEMEX”)

Highlights
o	US $5.8 million survey contract delivered in less than 4 months
o	Balance of US $2.8 million progress bills scheduled for payment on December 31

CALGARY, ALBERTA, December 18, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces completion of its US $5.8 million SFD® aerial survey contract with Petrolēos Mexicanos (“PEMEX”), the National Oil Company of Mexico, and the 4th largest exploration & production company in the world.

Shortly after its commencement, the value of the PEMEX project was expanded in September from US $4.7 million to US $5.8 million.  NXT completed delivery to PEMEX of its findings and recommendations report in Mexico in early December, and thereafter commenced the data “Integration” portion of the contract.  Certain areas covered by the SFD® survey already had 2-D and/or 3-D seismic data and/or existing full-tensor gravity gradiometer (“FTG”) coverage and PEMEX designed the survey flights to provide adequate SFD® coverage over these areas.  Data integration of seismic, gravity and other geological and geophysical data with NXT’s SFD® data is currently being finalized with PEMEX in Mexico.

NXT has now invoiced the remaining balances due on the US $5.8 million project, with final payments to NXT totaling US $2.8 million scheduled to occur on December 31, 2012.

 “I am proud of our rapid delivery of the PEMEX project, our largest single contract to date” noted George Liszicasz, NXT’s President and CEO.  “We have worked diligently with PEMEX personnel in our Calgary office and with PEMEX in Mexico to complete this significant project, from data Acquisition through Interpretation and Integration, in under 4 months.  NXT ends 2012 as a record revenue year and is well positioned financially for a solid start to 2013, and will be looking to further expand our customer base and revenues in 2013”.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward looking statements include the planned timing of collection of the remaining contract billings for the PEMEX project.  Specific risk factors related to the contract include potential performance penalties, which are standard clauses for these types of contracts.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
gleavens@nxtenergy.com
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
george@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.